As filed with the Securities and Exchange Commission on June 11, 2002
                                                   Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            SENECA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)

         New York                                       16-0733425
(State or Other Jurisdiction                         (I.R.S. Employer
of Incorporation or Organization)                  Identification No.)

                             3736 South Main Street
                             Marion, New York 14505
                                 (315) 926-8100
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                 KRAIG H. KAYSER
                      President and Chief Executive Officer
                             3736 South Main Street
                             Marion, New York 14505
                                 (315) 926-8100
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
                            WILLIAM I. SCHAPIRO, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                        Twelve Fountain Plaza, Suite 800
                             Buffalo, New York 14202
                                 (716) 856-0600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ?

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ?

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering: ? _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ? ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ?


                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
       Title of Class                                       Proposed Maximum           Proposed Maximum
        of Securities               Amount to be             Offering Price                Aggregate                 Amount of
      to be Registered             Registered (1)             Per Share (2)           Offering Price (2)         Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Class A common stock               691,575 Shares                $15.14                   $10,470,446                 $963.28
====================================================================================================================================

(1) Plus such additional number of shares as may be required in the event of a stock dividend, reverse stock split, split-up recapitalization or other similar event.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Class A common stock as reported on the NASDAQ National Market on June 6, 2002.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion, dated June 11, 2002

PROSPECTUS

                            SENECA FOODS CORPORATION

                     691,575 Shares of Class A common stock
                             ----------------------

     This prospectus relates to 691,575 shares of Class A common stock, $0.25 par value per share, of Seneca Foods Corporation, a New York corporation. All of these shares are being offered for the account of a shareholder of Seneca Foods. The shares were issued to the selling shareholder upon the conversion of our convertible participating preferred stock, par value $0.25 per share, which had been sold to the selling shareholder on June 22, 1998. This prospectus will be used by the selling shareholder to resell its Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. The selling shareholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents. We will not receive any proceeds from the sale of the shares by the selling shareholder.

     Our Class A common stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol "SENEA." On June 6, 2002, the last reported sale price for our Class A common stock was $15.14 per share.

     The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 7 for certain factors and considerations relevant to an investment in our Class A common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is ____________, 2002.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.



                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----
FORWARD-LOOKING INFORMATION...............................................3
WHERE YOU CAN FIND MORE INFORMATION.......................................3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................3
THE COMPANY...............................................................5
RISK FACTORS..............................................................5
USE OF PROCEEDS..........................................................11
SELLING SHAREHOLDER......................................................11
PLAN OF DISTRIBUTION.....................................................12
DESCRIPTION OF CAPITAL STOCK.............................................13
LEGAL MATTERS............................................................19
EXPERTS..................................................................19

                           FORWARD-LOOKING INFORMATION


     We have made forward-looking statements with respect to our financial condition, results of operations and business and on the possible impact of this offering on our financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, including those described under "Risk Factors" in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

     In evaluating the securities offered by this prospectus, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on pages 7 to 13 of this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered hereunder. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and our Class A common stock, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You may read and copy all or any portion of the registration statement or any other materials that we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (www.sec.gov). In addition, the Class A common stock is listed on the NASDAQ National Market under the symbol "SENEA" and information can be inspected and copies made at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them: that means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the completion of this offering:

     o Our Annual Report on Form 10-K for the year ended March 31, 2001;

     o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     o Our  Quarterly  Report on Form 10-Q for the quarter  ended  September 29,
2001;

     o Our Quarterly Report on Form 10-Q/A for the quarter ended December 29, 2001;

     o Our Registration Statement on Form 8-A dated August 22, 1995 registering our Class A common stock under Section 12(g) of the Exchange Act; and

     o Our Current Report on Form 8-K filed on June 11, 2002.

     You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

                            Seneca Foods Corporation
                              Attention: Secretary
                             3736 South Main Street,
                             Marion, New York 14505
                                 (315) 926-8100

                                   THE COMPANY


     Seneca Foods Corporation was founded in 1949 and incorporated under the laws of the State of New York. In the spring of 1995, we initiated our 20-year Alliance Agreement with The Pillsbury Company, which created our most significant business relationship. Under the Alliance Agreement, we have packed canned and frozen vegetables carrying Pillsbury's Green Giant(R) brand name.
These Green Giant vegetables have been produced in vegetable plants which we acquired from Pillsbury and, to a lesser extent, in our other vegetable plants. The Alliance Agreement expires in 2014, but Pillsbury may terminate it without cause upon one year's prior notice and payment of a penalty to us and may terminate without delay or penalty if we fail to perform.

     Our business activities are conducted in food and non-food segments. Since the onset of the Alliance Agreement, vegetable production has been our dominant line of business. The food segment constitutes 98% of total sales, of which approximately 97% is vegetable processing and 3% is fruit processing. In fiscal 1999, we sold our fruit juice business and our applesauce and industrial flavors business. As a result of these fiscal 1999 divestitures, our only non-vegetable food products are a line of fruit products.

     Approximately 9% of our processed foods are packed for retail customers under our own brands including Seneca(R), Libby's(R) (under license), Blue Boy(R), and Aunt Nellie's Farm Kitchen(R). Approximately 36% of processed foods are packed under private labels, that is, under brand names owned or controlled by the purchasers, which are primarily retail grocery chains. About 14% of the processed foods are sold to institutional food distributors. The remaining 41% is sold under the Alliance Agreement with Pillsbury.

     The sole non-food segment is an air charter service, Seneca Flight Operations, which provides air charter service primarily to industries located in upstate New York. It represents 2% of our business.

     Our principal executive office is located at 3736 South Main Street, Marion, New York and our telephone number is (315) 926-8100. We also maintain a web site at www.senecafoods.com.


                                  RISK FACTORS


     An investment in our Class A common stock involves various risks. Prospective purchasers should carefully consider the following information in conjunction with the other information appearing elsewhere in this prospectus before making a decision to invest in the Class A common stock.

Excess Capacity in the Vegetable Industry and its Negative Effect on Price

     Our financial performance and growth are related to conditions in the United States vegetable processing industry which is a mature industry with a modest growth rate in the last 10 years. Our net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available and to increase if less product is available. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, market prices can be affected by the planting and inventory levels and individual pricing decisions of the three or four largest processors in the industry. Generally, market prices in the vegetable processing industry adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor's margins likely will weaken. We typically have experienced lower margins during times of industry oversupply.

     We sometimes refer to our vegetable "pack" in this prospectus. "Pack" is a term for processing recently harvested vegetables into canned or frozen form suitable for sale to customers. Processing includes such activities as washing, sorting, grading, cooking, canning and freezing.

     In the past, the vegetable processing industry has been characterized by excess capacity, with resulting pressure on our prices and profit margins. Many of our competitors have closed processing plants in response to the downward pressure on prices. There can be no assurance that our margins will improve in response to favorable market conditions or that we will be able to operate profitably during depressed market conditions.

Seasonality and Quarterly Fluctuations

     Our operations are affected by the growing cycles of the vegetables we process. When the vegetables are ready to be picked, we must harvest and process the vegetables or forego the opportunity to process fresh picked vegetables for an entire year. Most of our vegetables are grown by farmers under contract with us. Consequently, we must pay the contract grower for the vegetables even if we cannot or do not harvest or process them. Most of our production occurs during the second quarter (July through September) of our fiscal year. In that quarter, the growing season ends for most of the vegetables processed by us in the northern United States. A majority of our sales occur during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for our products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during our third and fourth fiscal quarters have a significant impact on our results of operations. Because of these seasonal fluctuations, the results of any particular quarter, particularly in the first half of our fiscal year, will not necessarily be indicative of results for the full year or for future years.

     Because weather conditions during the course of each vegetable crop's growing season will affect the volume and growing time of that crop, we must set planting schedules without knowing the effect of the weather on the crops or on the entire industry's production. As most vegetables are produced in more than one part of the U.S., we may somewhat reduce our risk that our entire crop will be subject to disastrous weather. In our fiscal years ended March 31, 2001 and 2002, our vegetable operations in New York experienced losses partially caused by severe drought in New York and other eastern states, which severely reduced the volume of vegetables normally packed in our New York plants but did not affect our production elsewhere. In some earlier years, excessive rains and flooding in the upper Midwest reduced vegetable production in that region, but the adverse effects were partially mitigated by good growing conditions in New York. The upper Midwest is the primary growing region for the principal vegetables which we pack, namely peas, green beans and corn, and it is also a substantial source of our competitors' vegetable production. Consequently, the adverse effects of weather-related reduced production in that region may be partially mitigated by higher prices for the vegetables which are produced. A reduced pack in New York alone is not likely to cause an overall price increase for the vegetables we produce.

Dependence on Alliance Agreement

     In the spring of 1995, we initiated our 20-year Alliance Agreement with The Pillsbury Company. Pursuant to the Alliance Agreement, we process and sell to Pillsbury or Pillsbury's designee, on a "cost plus" basis, cases of shelf-stable vegetables and process or partially process certain frozen vegetables and asparagus for Pillsbury or its designee. We have also acquired a substantial percentage of the tangible production assets of Pillsbury's Green Giant brand of shelf-stable and frozen vegetable products.

     Inasmuch as Pillsbury sold to us or closed substantially all of its Green Giant production facilities and hopes to benefit under the Alliance Agreement by paying lower product costs than it might otherwise incur, we have been a major supplier of Pillsbury's Green Giant vegetable products. Green Giant products packed by us in our fiscal years ended March 31, 2002 and March 31, 2001 constituted approximately 40% and 43%, respectively, of our total sales for such period. We expect that, in the foreseeable future while the Alliance Agreement remains in effect, Pillsbury's Green Giant vegetables will be our largest single product line and Pillsbury will be our largest customer.

     The Alliance Agreement has an initial term ending December 31, 2014, and will be extended automatically for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement. Upon virtually all of the causes of termination enumerated in the Alliance Agreement, Pillsbury will acquire legal title to the production plants and certain of the other assets which we acquired from Pillsbury, and various financial adjustments between the parties will occur. If Pillsbury terminates the Alliance Agreement without cause, it must pay us a substantial termination payment.

     Our sales and financial performance under the Alliance Agreement and our sales of Green Giant products depend to a significant extent on our success in producing quality Green Giant vegetables at competitive costs and Pillsbury's success in marketing the products produced by us. The ability of Pillsbury to successfully market these products will depend upon Pillsbury's sales efforts, as well as the factors described above under "--Excess Capacity in the Vegetable Industry and its Negative Effect on Price." We cannot give assurance as to the volume of Pillsbury's sales and cannot control many of the key factors affecting that volume. The Alliance Agreement contains extensive covenants by us with respect to quality and delivery of products, maintenance of the Alliance Plants and other standards of our performance. If we were to fail in its performance of these covenants, Pillsbury would be entitled to terminate the Alliance Agreement.

     Termination of the Alliance Agreement will, in most cases, entitle our principal lenders, including our long-term lenders, to declare a default under our loan agreements with them. The principal lenders have a security interest in certain payments that we will receive from Pillsbury on termination of the Alliance Agreement. Unless we were to enter into a new substantial supply relationship with Pillsbury or another major vegetable marketer and acquire substantial production capacity to replace the Pillsbury production plants, any such termination would substantially reduce our sales.

Recent Changes in the Ownership of Pillsbury

     Until October 31, 2001, Pillsbury was a wholly-owned indirect subsidiary of Grand Metropolitan plc and its successor by merger, Diageo plc, a major food and beverage company based in London, United Kingdom. On that date, Pillsbury was acquired by General Mills, Inc., a major producer and distributor of food products, including cereals, baking products, snacks and, with the Pillsbury acquisition, vegetables. As a result of this acquisition, Pillsbury has assigned its obligations under the Alliance Agreement to an indirect, wholly-owned subsidiary of General Mills, Inc. General Mills, Inc. has guaranteed the financial obligations of its subsidiary under the Alliance Agreement.

Some Characteristics of the Competition

     All of our products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. Our major competitors in the vegetable business are Del Monte Corporation and Chiquita Brands International, both of which have substantially greater sales and assets than we do. We also sell vegetable products which compete with Pillsbury products manufactured by us under the Alliance Agreement.

     The vegetable business in the last five years has undergone consolidation as a result of adverse market conditions, and many smaller vegetable processors have been acquired either by us or our major competitors. Future acquisitions may increase the market strength of our larger competitors providing them with even greater resources for obtaining desirable shelf space and promotional programs with major retail food chains. However, the major segment of our business is producing vegetables for sale by others under brand names owned by our customers -- such as Green Giant vegetables for Pillsbury and vegetables carrying the brand names of our grocery chain customers. In that segment of the business, the marketing programs are determined by our customers. In recent years, many major retail food chains have been increasing their promotions and offerings of their own brand name vegetables, to the detriment of vegetable brands owned by the processors, including our own brands.

Priority of Convertible Participating Preferred Stock and other Preferred Stocks over Common Stock in the Event of Liquidation

     In the event of our liquidation or dissolution, the entire stated value of our remaining convertible participating preferred stock will have priority of payment over all shares of Class A common stock (and Class B common stock). Each holder of convertible participating preferred stock may, at the holder's option, convert convertible participating preferred stock into Class A common stock on a share-for-share basis at any time. We cannot predict whether, or to what extent, holders of convertible participating preferred stock will convert to Class A common stock.

     In addition, in liquidation, all outstanding shares of our 6% voting cumulative preferred stock, preferred stock without par value, 10% Series A cumulative convertible voting preferred stock and 10% Series B cumulative convertible voting preferred stock will have priority of payment over all shares of Class A common stock and Class B common stock. See "Description of Capital Stock."

The Shares of Class A Common Stock Have Low Voting Power

     Each share of Class A common stock has one-twentieth (1/20) of one vote on all matters requiring a shareholder vote, while each share of Class B common stock, as well as each share of our outstanding preferred stock has one vote (other than the convertible participating preferred stock which have no votes and the 6% cumulative voting preferred stock which are only entitled to vote with respect to the election of directors). In the election of directors and other matters which are not subject to a class vote, holders of Class A common stock have substantially less voting power than holders of Class B common stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Voting."

Concentration  of Voting  Power and Other  Indications  of Influence on the
Company

     As of the date of this prospectus, the Wolcott and Kayser Families collectively exercise approximately 39.3% of the total voting power of the Company in an election of directors. The capital structure and the concentrated ownership of the Wolcott and Kayser Families in the Class B common stock and our preferred stock are likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over the then-current market price of a target company's stocks or other takeover proposal or proxy contest which could remove directors if the Wolcott and Kayser Families are opposed to such offer or proposal.

     The selling shareholder and certain other individual and institutional shareholders which are related to the selling shareholder through family relationships and common ownership or control exercise in the aggregate approximately 18.1% of the total voting power of the Company in an election of directors. See "Selling Shareholder" for identification of the members of this investor group. In connection with the 1998 issuance of convertible participating preferred stock, the size of our Board of Directors was increased from seven to nine members with designees of this investor group filling the newly created positions. These designees are required to comprise at least 22% of the membership of each committee of our Board of Directors. This investor group may remove its designees and designate other persons to fill the resulting vacancies. This investor group's right to have its designees nominated to our Board of Directors and serve on committees of the Board of Directors continues until such time as it owns less than 10% of the outstanding Class A common stock. If we were to issue voting securities in the future, in certain types of transactions, such as a sale for cash (but not a transaction pursuant to an employee compensation plan or a business acquisition), the investor group would have the right to acquire that percentage of the new issuance equal to its percentage of ownership of Class A common stock immediately prior to the new issuance. For purposes of the calculations in the two preceding sentences, the outstanding shares of our convertible participating preferred stock would be counted as if they were outstanding shares of Class A common stock.

     Furthermore, our Certificate of Incorporation was amended to require that the following major corporate actions will require unanimous approval of our Board of Directors (excluding directors who choose to abstain): (i) the amendment or modification of our Certificate of Incorporation or Bylaws; (ii) a merger, consolidation or other form of business combination; (iii) the sale or other disposition of all or substantially all of our assets; (iv) acquisitions or dispositions in our food business exceeding $15 million; (v) a change in our line of food business; (vi) the issuance or acquisition of shares of our capital stock except for stock buybacks not exceeding $100,000 in any single transaction and $1 million in the aggregate; (vii) change in our accountants; (viii) the settlement of litigation involving payment of more than 5% of our adjusted tangible net worth or our consent to injunctive relief; and (ix) the commencement of bankruptcy, insolvency or reorganization proceedings. Therefore, any one director, including either of the investor group's designees, will have the ability to prevent any of these major decisions from being approved.

Certain Anti-Takeover Provisions

     Certain provisions of the Alliance Agreement and our credit agreements, our Certificate of Incorporation, and Bylaws, as amended, could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, us. Our Bylaws and Certificate of Incorporation provide, among other things, for staggered board of directors' terms. See "Description of Capital Stock--Restrictions on Hostile Acquisitions of Our Company--Certain Provisions of Our Certificate of Incorporation and Bylaws." The Alliance Agreement states that it may be terminated by Pillsbury if any person acquires 30% or more of the combined voting power of our then outstanding voting securities, or our shareholders approve certain specified business transactions. Our long-term credit agreement provides that the lenders may require us to prepay certain of its indebtedness if (i) any person or group (other than the Wolcott or Kayser Families) acquires our shares representing 50% or more of the total number of votes which our shareholders shall be entitled to cast or (ii) the Wolcott and Kayser Families shall cease to own, directly or indirectly, at least 25% of the Company. Our short-term credit facility with a bank provides that an event of default occurs if we allow (i) any person or group, other than the Wolcott or Kayser Families, to acquire capital stock possessing either 30% or more of the total number of votes which our shareholders shall be entitled to cast or the right to elect 30% or more of our Board of Directors or (ii) during any period of 12 consecutive months, the individuals who at the beginning of such 12 month period were directors cease for any reason to constitute a majority of our Board of Directors. The same default provision is contained in our reimbursement agreement with an institutional lender which has supported our four major industrial revenue bonds with a letter of credit.

No Dividends

     We historically have not declared or paid any cash dividends on our shares of common stock and do not anticipate paying such dividends in the foreseeable future. Furthermore, our multi-year credit facilities require that, without lender permission, we pay dividends on our common stock only from consolidated net earnings available for distribution. At March 31, 2002, the Company did not have any consolidated net earnings available for the payment of dividends on our Class A or Class B common stock. Future credit agreements may also restrict the payment of dividends on common stock without lender permission.


                                 USE OF PROCEEDS


                  We will not receive any proceeds from this offering.

                               SELLING SHAREHOLDER


                                                                                                   Number of Shares
                                          Number of Shares           Number of Shares              of Class A Common
                                          of Class A Common              of Class A               Stock Owned Assuming
              Name of Selling             Stock Owned as of           Common Stock to               Sale of Shares
                Shareholder                 June 11, 2002              be Registered              Registered Hereunder
      -------------------------------------------------------------------------------------------------------------------


      Carl Marks Strategic
           Investments II, L.P.                691,575                    691,575                        0
      -------------------------------------------------------------------------------------------------------------------

     The Class A common stock offered hereby constitutes approximately 9.4% of our outstanding Class A common stock. The number of shares of Class A common stock outstanding is calculated as if all of our convertible participating preferred stock was converted into an equal number of shares of Class A common stock, although no such conversion has occurred except by the selling shareholder. The shares to be registered hereunder were issued to the selling shareholder upon the conversion of our convertible participating preferred stock, par value $0.25 per share, that were sold to the selling shareholder on June 22, 1998.

     Members of the investor group other than the selling shareholder -- namely Carl Marks Strategic Investments, L.P., Edwin S. Marks, Nancy Marks, Carolyn Marks, Constance Marks, Linda Katz, Andrew Boas, Carol Boas, Marjorie Boas, Boas Grat No. 1 Trust, Mark Claster and Susan Claster -- own, in the aggregate, 42.6% of our outstanding Class A common stock (calculated as if their ownership of 2,555,681 shares of convertible participating preferred stock were converted into an equal number of shares of Class A common stock, although no such conversion has occurred) and 20.1% of the outstanding Class B common stock.


                              PLAN OF DISTRIBUTION


     The Class A common stock offered hereby is offered for the selling shareholder or for the account of pledgees, donees, transferees or other successors in interest of the selling shareholder. Such sales may be made on the NASDAQ National Market at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Such transactions may include, but are not limited to, one or more of the following:
(i) direct negotiation of a sale by the selling shareholder and one or more purchasers, (ii) a block trade in which the broker or dealer so engaged will attempt to sell the Class A common stock offered hereby as an agent, but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker or dealer for its account pursuant to this prospectus; or (iv) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. In the event of a transaction hereunder in which a broker or dealer acts as a principal (other than to facilitate an installment sale transaction, or to a market maker acting as such in routine transactions in the over-the-counter market), this prospectus will be supplemented to provide material facts with respect to such transaction.

     In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the securities may not be sold in certain states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     Brokers or dealers involved in sales hereunder will receive commissions or discounts from the selling shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any profits or commissions earned by them in such transactions may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholder has been advised that it is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M of the Securities and Exchange Commission.


The following table sets forth the classes of our capital stock authorized and outstanding as of May 24, 2002:

                                                                             Number of                    Number of
                      Title of Class or Series                           Shares Authorized           Shares Outstanding
                      ------------------------                           -----------------           ------------------

Common Stocks:
     Class A Common Stock.........................................                 20,000,000                3,823,115
     Class B Common Stock.........................................                 10,000,000                2,764,005

Preferred Stocks:
     Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par
         value per share..........................................                    200,000                  200,000
     Preferred Stock Without Par Value............................                     30,000                        0
     Ten Percent (10%) Cumulative Convertible Voting Preferred
         Stock--Series A, $0.25 stated value per share............
                                                                                    1,000,000                  407,240
     Ten Percent (10%) Cumulative Convertible Voting Preferred
         Stock--Series B, $0.25 stated value per share............
                                                                                      400,000                  400,000
     Convertible Participating Preferred Stock....................                  4,166,667                3,570,861

     Upon effectiveness of the registration statement which includes this prospectus, 691,575 shares of convertible participating preferred stock will be converted to an equal number of shares of Class A common stock, which are the shares being registered and sold hereunder. This conversion transaction will reduce the number of shares of convertible participating preferred stock to 2,879,286 and correspondingly increase the number of outstanding Class A common stock to 4,514,690.

Pro Forma Earnings Per Share

     The following table sets forth our basic and diluted earnings per common share for the nine months ended December 29, 2001 and for the year ended March 31, 2001 on (i) a historical basis and (ii) a pro forma basis giving effect to the conversion of 691,575 shares of convertible participating preferred stock.

                                                      Nine Months Ended                      Year Ended
                                                      December 29, 2001                    March 31, 2001
                                                      -----------------                    --------------
                                                 Historical        Pro Forma        Historical        Pro Forma
                                                 ----------        ---------        ----------        ---------

Basic earnings per common
     share (1)..............................       $0.09             $0.08             $0.12            $0.11
Diluted earnings per common share (2).......       $0.06             $0.06             $0.08            $0.08
----------

(1)      The weighted average common shares outstanding were 6,584,014 for the nine months ended December 29, 2001 and 6,576,543 for the year ended March 31, 2001.
(2)      Includes the shares of Class A common stock which would be issuable upon conversion of all of our convertible participating preferred stock.

Description of Class A Common Stock and Class B Common Stock

     Voting. Under our Charter, the holders of Class A common stock and Class B common stock have the right to vote for the election of all directors and on all other matters submitted to our shareholders. Subject to the Class A special rights discussed in detail below, each share of Class B common stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A common stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of common stock. See "Risk Factors--The Shares of Class A Common Stock Have Low Voting Power."

     The holders of Class A common stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B common stock, unless the increased authorization does not exceed the number of shares of Class B common stock which must be issued in a proposed stock dividend with respect to Class B common stock and an equivalent stock dividend of Class A common stock will be effected concurrently with respect to Class A common stock.

     In addition, Section 804 of the New York Business Corporation Law confers upon the holders of Class A common stock the right to vote as a class on any amendment to our Charter which would (i) exclude or limit the shareholders' right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A common stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A common stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the New York Business Corporation Law would entitle holders of Class A common stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A common stock described in the preceding sentence.

     On proposals on which holders of Class A common stock are entitled to vote as a separate class, the proposal must be approved by a majority of the votes of all outstanding shares of Class A common stock. Consequently, holders of Class A common stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B common stock vote in favor of the proposal.

     Dividends and Other Distributions. Each share of Class A common stock and Class B common stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in our shares on Class A common stock will be paid only in Class A common stock, and (ii) if declared, a dividend or distribution in our shares on Class B common stock will be paid only in Class B common stock. The number of shares so paid as a dividend or distribution on each share of Class A common stock and Class B common stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A common stock or Class B common stock.

     Mergers and Consolidations. In the event of our merger, consolidation, or combination with another entity (whether or not we are the surviving entity) or in the event of our dissolution, the holders of Class A common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B common stock in that transaction. However, any shares of common stock that holders of Class A common stock become entitled to receive in the transaction may have terms substantially similar to the Class A common stock themselves. Thus, the surviving entity in any such transaction could have a dual-class capital structure like ours and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B common stock and one-twentieth (1/20) voting shares to the holders of Class A common stock.

     Class A Special Rights. Our Charter contains a two-pronged "Class A special rights" provision which is intended to protect holders of Class A common stock in the event that a person attempts to gain control of us.

     First, the Class A special rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of us by acquiring Class B common stock without buying Class A common stock. If any person acquires more than 15% of the outstanding Class B common stock after August 5, 1995 (the "Threshold Date"), and does not acquire after the Threshold Date a percentage of the Class A common stock outstanding at least equal to the percentage of Class B common stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B common stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B common stock after the Threshold Date but acquires no Class A common stock, that person would be unable to vote the 5% of the Class B common stock acquired in excess of the 15% threshold. With respect to persons who owned our common stock on or prior to the Threshold Date, only shares of Class B common stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B common stock and only acquisitions of Class A common stock after the Threshold Date will be counted in determining whether that shareholder's Class A common stock acquisitions have been at least equal to the acquisition of Class B common stock in excess of the 15% threshold. The inability of the person to vote the excess Class B common stock will continue until such time as a sufficient number of shares of Class A common stock have been acquired by the person to satisfy the requirements of the Class A special rights.

     The second prong of the Class A special rights is an "equitable price" requirement. It is intended to prevent a person seeking to acquire control of us from paying a discounted price for the Class A common stock required to be purchased by the acquiring person under the first prong of the Class A special rights. These provisions provide that an equitable price has been paid for shares of Class A common stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B common stock acquired within the 60 day periods preceding and following the acquisition of the Class A common stock or (ii) the highest closing market sale price of Class B common stock during the 30 day periods preceding and following the acquisition of the Class A common stock. The value of any non-cash consideration will be determined by our Board of Directors acting in good faith. The highest closing market sale price of a share of Class B common stock will be the highest closing sale price reported by NASDAQ National Market or on any such other securities exchange then constituting the principal trading market for either class of the common stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B common stock as determined by our Board of Directors acting in good faith. The equitable price provision is intended to require a person seeking to acquire control of us to buy the Class B common stock and the Class A common stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B common stock acquired in excess of the 15% threshold.

     Under the Class A special rights, an acquisition of Class B common stock is deemed to include any shares that an acquiring person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person (an "Acquisition"). As used in the preceding sentence, "person" includes one or more persons and entities who act or agree to act in concert with respect to the Acquisition or disposition of Class B common stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of us or a sale of a material amount of our assets, (b) a change in our Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors, (c) a material change in our business or corporate structure, or (d) any material change in our capitalization or dividend policy. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other Person" does not include acts or agreements to act by Persons pursuant to their official capacities as directors or officers of us or because they are related by blood or marriage.

     For purposes of calculating the 15% threshold, the following acquisitions and increases are excluded: (i) shares of Class B common stock held by any Person on the Threshold Date, (ii) an increase in a holder's percentage ownership of Class B common stock resulting solely from a change in the total number of shares of Class B common stock outstanding as a result of our repurchase of Class B common stock since the last date on which that holder acquired Class B common stock, (iii) Acquisitions of Class B common stock (a) made pursuant to contracts existing prior to the Threshold Date, including the Acquisition of Class B common stock pursuant to the conversion provisions of Series A preferred stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A special rights. A gift made to any Person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section
501(c)(3) of the Internal Revenue Code of 1986, as amended, or a successor provision and a gift to a person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A special rights.

     The Class A special rights also provide that, to the extent that the voting power of any share of Class B common stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

     Convertibility. The Class B common stock is convertible into Class A common stock at any time on a share-for-share basis. The Class A common stock is not convertible into shares of Class B common stock unless the number of outstanding shares of Class B common stock falls below 5% of the aggregate number of outstanding shares of Class B common stock and Class A common stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A common stock is converted automatically into Class B common stock on a share-for-share basis and Class B common stock will no longer be convertible into Class A common stock. For purposes of this provision, Class B common stock or Class A common stock repurchased by us and not reissued is not considered to be "outstanding" from and after the date of repurchase.

     In the event of any such conversion of the Class A common stock, certificates which formerly represented outstanding shares of Class A common stock thereafter will be deemed to represent a like number of shares of Class B common stock, and all common stock then authorized will be deemed to be Class B common stock.

     Preemptive Rights. Neither the Class A common stock nor the Class B common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of our shares.

     Transferability; Trading Market. The Class A common stock and the Class B common stock are freely transferable and are listed for trading on the NASDAQ National Market.

Description of Preferred Stocks

     None of our preferred stocks will be issued in this offering. No dividends or other distributions are payable on our common stock unless dividends or distributions are first paid on the preferred stock. In the event of our liquidation or dissolution, the outstanding shares of preferred stock and convertible participating preferred stock (see "Risk Factors--Priority of Convertible Participating Preferred Stock over Common Stock in the Event of Liquidation") would have priority over the common stock in the distribution of our remaining assets. The 10% Series A preferred stock is convertible into shares of common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 20 shares of 10% Series A preferred stock.

     The 10% Series B preferred stock is convertible into common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 30 shares of 10% Series B preferred stock. The convertible participating preferred stock is convertible on a share-for-share basis into shares of Class A common stock.

Restrictions on Hostile Acquisitions of Our Company--Certain Provisions of Our
  Certificate of Incorporation and Bylaws

     In addition to the restrictions imposed by the "Class A special rights" provisions, the Charter contains two super-majority voting provisions. Paragraph 5 of the Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend our Bylaws. Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

     Our Bylaws require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the Bylaws and (ii) remove a director.

     The Bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors. See "Risk Factors--Certain Anti-Takeover Provisions."

Shareholders Agreement

     In connection with the 1998 issuance of our convertible participating preferred stock, we and certain of our substantial shareholders agreed that they would facilitate the election of two nominees of the investor group affiliated with the selling shareholder to our nine-person Board of Directors, that the investor group would have at least 22% representation on committees of the Board and that certain major corporate actions would require unanimous approval of the Board of Directors.

Agreements Restricting Change in Control

     The Alliance Agreement and certain significant agreements between us and our lenders provide for penalties in the event of our change of control as defined in the respective agreements.


                                  LEGAL MATTERS


     The legality of the securities and certain other legal matters have been passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.


                                     EXPERTS


     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                      II-5
                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities. The selling shareholder, Carl Marks Strategic Investments II, L.P. will be responsible for the payment of these expenses. All amounts shown are estimated except the Securities and Exchange Commission registration fee.

  Filing and Registration Fees..................................$      963
  Legal Fees and Expenses.......................................    15,000
  Accounting Fees and Expenses..................................     7,500
  Miscellaneous Expenses........................................       537
                                                                   -------

                                    Total                         $ 24,000
                                                                   =======

Item 15.  Indemnification of Directors and Officers.

     Our Charter provides that we are required to indemnify each and every officer or director of the Company, even those whose term has expired, for any and all expenses actually and necessarily incurred by such director or officer in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been a director or officer of the Company. We are not required to indemnify a director or officer for matters as to which such officer or director is adjudged to be liable for neglect or misconduct in the performance of his duties as director or officer. Further, the rights of the officers or directors to indemnification are not exclusive of any other rights to which an officer or director of the Company is entitled.

     Under our Bylaws, as amended (the "Bylaws"), the Company has the authority to indemnify its directors and officers to the fullest extent permitted by the New York Business Corporation Law (Sections 721-726) (the "BCL"). The Bylaws, reflecting New York law, extend such protection to any person made or threatened to be made a party to any action or proceeding, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer or employee of the Company served in any capacity at the request of the Company, by reason of the fact that such director or officer, his testator or intestate, is or was a director or officer of the Company or is or was serving such enterprise at the request of the Company. The Bylaws provide that such indemnification may be authorized pursuant to the terms and conditions of (i) a resolution of shareholders; (ii) a resolution of the Board of Directors; (iii) an agreement providing for such indemnification or (iv) any judicial or other legal authority which entitles the director, officer or employee to such indemnification.

     The BCL provides that, if successful on the merits or otherwise, an officer or director is entitled to indemnification by the Company against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or at least not opposed to, the best interests of the Company. The termination of any action or proceeding by judgment, settlement, conviction or plea of nolo contendere, or its equivalent, does not itself create the presumption that such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company or that he had reasonable cause to believe that his conduct was unlawful.

     If a corporation fails to provide indemnification to its directors or officers, the BCL provides that despite any contrary resolution of the board of directors or shareholders, indemnification may be awarded by application to the appropriate judicial authority. Application for such court-ordered indemnification may be made either in the civil action or proceeding in which the expenses were incurred or other amounts were paid or to the supreme court in a separate proceeding.

Item 16.  Exhibits.

Exhibit
Number   Description

  3(a)(1) The Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

  3(a)(2) An amendment to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)

  3(a)(3) Certificate of Amendment to the Company's Restated Certificate of Amendment, as amended (incorporated by reference to Exhibit 3(i) to the Company's Current Report on Form 8-K dated September 17, 1998)

    (b) The Company's Bylaws as amended (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form
                  10-Q/A filed August 1995)

  5 Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered (filed herewith)

23(a)             Consent of Deloitte & Touche LLP (filed herewith)

    (b)           Consent of Jaeckle Fleischmann & Mugel, LLP (contained in
                    Exhibit 5 above)

24                Powers of Attorney (filed herewith at pages II-4 and II-5)


Item 17.  Undertakings.

                  (a)      The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Marion, State of New York, on June 11, 2002.


                                        SENECA FOODS CORPORATION


                                        By:/s/Kraig H. Kayser
                                           ------------------------------
                                              Kraig H. Kayser, President
                                              and Chief Executive Officer


     Each person whose signature appears below constitutes and appoints Kraig H. Kayser and Arthur S. Wolcott, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                                             Title                       Date
             ---------                                             -----                       ----

/s/Arthur S. Wolcott                                      Chairman and Director             June 6, 2002
------------------------------
Arthur S. Wolcott

/s/Kraig H. Kayser                                        President, Chief Executive        June 6, 2002
------------------------------                            Officer and Director
Kraig H. Kayser

/s/Philip G. Paras                                        Chief Financial Officer           June 6, 2002
------------------------------
Philip G. Paras

/s/Jeffrey L. Van Riper                                   Controller and Secretary          June 6, 2002
------------------------------
Jeffrey L. Van Riper

/s/Sarah M. Mortensen                                     Assistant Secretary               June 7, 2002
------------------------------
Sarah M. Mortensen

/s/Arthur H. Baer                                         Director                          June 6, 2002
------------------------------
Arthur H. Baer

/s/Andrew M. Boas                                         Director                          June 7, 2002
------------------------------
Andrew M. Boas

/s/Robert T. Brady                                        Director                          June 6, 2002
------------------------------
Robert T. Brady

/s/Douglas F. Brush                                       Director                          June 6, 2002
------------------------------
Douglas F. Brush

______________________________                            Director                          ___________, 2002
Edward O. Gaylord

/s/G. Brymer Humphreys                                    Director                          June 6, 2002
------------------------------
G. Brymer Humphreys

/s/Susan W. Stuart                                        Director                          June 6, 2002
------------------------------
Susan W. Stuart
